(23)	Includes (i) 196,758 shares held by the W. Alexander McAfee Grantor Retained Annuity Trust dated November 12, 2012, (ii) 14,416 shares held by the W. Alexander McAfee Grantor Retained Annuity Trust dated February 25, 2013, (iii) 215,560 shares held by the W. Alexander McAfee Grantor Retained Annuity Trust dated April 22, 2014, (iv) 249,934 shares held by the William Andrew McAfee 2012 Trust, (v) 238,000 shares held by the W. Andrew McAfee 2014 Grantor Retained Annuity Trust dated 06/30/14(collectively, the “McAfee Trusts”). Given W. Alexander McAfee’s position as trustee of the McAfee Trusts, Mr. McAfee is deemed to have voting and investment power over the shares held by the McAfee Trusts.

(24)	Includes 98,532 shares held by the Stephen E. King, III Grantor Retained Annuity Trust No. 1 (the “King Trust”). Given Mr. King’s position as trustee of the King Trust, Mr. King is deemed to have voting and investment power over the shares held by the King Trusts.

(25)	Includes 442,000 shares held by the Maureen P. Lynn Irrevocable Trust dated December 19, 2012 (the “Lynn Trust”). Given Ms. Lynn’s spouse’s position as trustee of the Lynn Trust, Ms. Lynn is deemed to have voting and investment power over the shares held by the Lynn Trust.

(26)	Includes 170,000 shares held by Michelle Pezanoski Grantor Retained Annuity Trust #1 Under Trust Agreement (the “Pezanoski Trust”). Given Ms. Pezanoski’s position as trustee of the Pezanoski Trust, Ms. Pezanoski is deemed to have voting and investment power over the shares held by the Pezanoski Trust.

(27)	Includes options to purchase 499,800 shares of common stock that are exercisable within 60 days of October 1, 2014.

(28)	Includes 151,640 shares held by the W. Hayden Thompson Trust UAD dated October 29, 1975 (the “Thompson Trust”). Given Mr. Thompson’s position as trustee, Mr. Thompson is deemed to have voting and investment power over the shares held by the Thompson Trust.

(29)	Includes 156,366 shares held by the Anatole Cisan, Jr. Revocable Trust Under Trust Agreement dated March 29, 2011 and 142,800 shares held by the Heidi M. Cisan Revocable Trust Under Trust Agreement dated March 29, 2011 (collectively, the “Cisan Trusts”). Given the revocable nature of the Cisan Trusts, Mr. Cisan is deemed to have voting and investment power over the shares held by the Cisan Trusts. Includes options to purchase 76,500 shares of common stock that are exercisable within 60 days of October 1, 2014.

(30)	Includes options to purchase 363,800 shares of common stock that are exercisable within 60 days of October 1, 2014.

(31)	Includes options to purchase 260,100 shares of common stock that are exercisable within 60 days of October 1, 2014.

(32)	Includes options to purchase 90,100 shares of common stock that are exercisable within 60 days of October 1, 2014.

(33)	Includes 168,878 shares held by the Robert E. Ledyard Revocable Trust date August 10, 2009 (the “Ledyard Trust”). Given Mr. Ledyard’s position as trustee, Mr. Ledyard is deemed to have voting and investment power over the shares held by the Ledyard Trust. Includes options to purchase 67,150 shares of common stock that are exercisable within 60 days of October 1, 2014.

(34)	Includes options to purchase 124,100 shares of common stock that are exercisable within 60 days of October 1, 2014.

(35)	Includes options to purchase 198,900 shares of common stock that are exercisable within 60 days of October 1, 2014.

(36)	Includes options to purchase 188,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(37)	Includes options to purchase 178,500 shares of common stock that are exercisable within 60 days of October 1, 2014.

(38)	Includes options to purchase 167,348 shares of common stock that are exercisable within 60 days of October 1, 2014.

(39)	Includes options to purchase 154,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(40)	Includes options to purchase 142,800 shares of common stock that are exercisable within 60 days of October 1, 2014.

(41)	Includes options to purchase 132,192 shares of common stock that are exercisable within 60 days of October 1, 2014.

(42)	Includes options to purchase 131,920 shares of common stock that are exercisable within 60 days of October 1, 2014.

(43)	Includes options to purchase 127,500 shares of common stock that are exercisable within 60 days of October 1, 2014.

(44)	Includes options to purchase 120,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(45)	Includes options to purchase 103,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(46)	Includes approximately 55 employees not otherwise listed above, none of which currently owns more than 0.08% of the company’s common stock. Collectively, these stockholders own approximately 0.97% of the company’s common stock. Of the 1,544,756 shares presented in the table, 1,433,372 of the shares are subject to options held by such selling stockholders that are exercisable within 60 days of October 1, 2014. All of these selling stockholders are current employees of the company.

(47)	Includes approximately 22 other stockholders not otherwise listed above, none of which currently owns more than .17% of the company’s common stock. Collectively, these stockholders own approximately 0.96% of the company’s common stock. None of these stockholders are employees of the company. These stockholders represent long-term legacy investors in the company.

(48)	Includes approximately 10 persons not otherwise listed above, none of which currently owns more than .16% of the company’s common stock. Collectively, these stockholders own approximately 0.69% of the company’s common stock. These selling stockholders are all associated with former employees of the company (three of which were employed by the company within the past three years).

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